DESCRIPTION OF SECURITIES

A summary of the material provisions governing our securities registered pursuant to Section 12(b) of the Exchange Act of 1934, as amended (the “Exchange Act”) is provided below. This summary is not complete and should be read together with our Amended and Restated Memorandum and Articles of Association (the “Babylon Articles”), as amended by special resolution of the Company's shareholders and as implemented by the adoption of an Amended and Restated Memorandum of Association on 15 December 2022, copies of which are filed with the U.S. Securities Exchange and Commission (the “SEC”). References herein to “we,” “us,” “our,” “Babylon” and the “company” refer to Babylon Holdings Limited.

Share Capital

Our authorized share capital is $409,896.05 divided into 260,000,000 Class A ordinary shares with a par or nominal value of $0.001056433113 each (the “Class A Ordinary Shares”), 124000,000 Class B ordinary shares with a par value of $0.001056433113 each (the “Class B Ordinary Shares”), and 100,000,000 deferred shares with a par value of $0.0000422573245084686 each. Each issued Class A Ordinary Share is fully paid. No Class B Ordinary Shares or Deferred Shares are issued and outstanding.

Conversion of Class B Ordinary Shares

The Babylon Articles contain both mandatory and optional mechanics whereby Class B Ordinary Shares may be converted into Class A Ordinary Shares.

From a mandatory perspective, Class B Ordinary Shares will automatically be converted and immediately treated as Class A Ordinary Shares in the following circumstances:

●with the approval of the holders of at least two-thirds by nominal value of the issued Class B Ordinary Shares;
●upon any transfer of the Class B Ordinary Shares to any person (other than to specified permitted transferees of Ali Parsadoust (the “Founder”));
●where any of the Class B Ordinary Shares cease to be beneficially owned at any time by Dr. Ali Parsadoust or any of his permitted transferees; or
●on such date that (i) Dr. Parsadoust (together with any of his permitted transferees) no longer hold at least five per cent of the Class B Ordinary Shares held by Dr. Parsadoust (together with his permitted transferees) on October 21, 2021 and (ii) is either (a) at least 12 months following Dr. Parsadoust’s voluntary resignation as CEO and director of Babylon or (b) at least 12 months following the death or permanent incapacity of Dr. Parsadoust.

The Babylon Articles also contain a series of optional conversion mechanics for the Class B Ordinary Shares, primarily that a holder of Class B Ordinary Shares is entitled at any time to convert all (or part) of their holding of fully-paid Class B Ordinary Shares to the same number of fully paid Class A Ordinary Shares by delivering to the company (or its representative) written notice of such conversion (and in the case of a certificated share, the certificate(s) representing the Class B Ordinary Shares to be converted).
On November 1, 2022, all of the issued and outstanding Class B Ordinary Shares were converted to Class A Ordinary Shares. The company has agreed to use its commercially reasonable efforts to amend the Babylon Articles to remove the provisions related to the Class B Ordinary Shares, and to include a proposal to eliminate the Class B Ordinary Share provisions in the proxy statement for the 2023 Annual General Meeting of Shareholders.

Voting Rights

Subject to the rights attaching to the relevant shares in the Babylon Articles, holders of Class A Ordinary Shares are entitled to cast one (1) vote per Class A Ordinary Shares, and holders of Class B Ordinary Shares are entitled to cast fifteen (15) votes per Class B Ordinary Shares. Deferred shares carry no voting rights.

Shareholder Meetings

General Meetings

An annual general meeting and any other shareholders’ meeting (whether convened for the passing of an ordinary or a special resolution) shall be called by at least 14 days’ notice given to all of the shareholders, directors and auditors.

Special Meetings

Under the Jersey Companies Law, only our board of directors or shareholders holding at least 10% of the total voting rights of our share capital can requisition a shareholders’ meeting. A meeting requisitioned by shareholders must be held within two months of receipt by us of the written request, but such shareholders may call the meeting if our board of directors does not call the meeting within 21 days of the date of deposit of the written request at our registered office, in which event such meeting must be held within three months of the date of deposit of the written request of our registered office.

Action by Written Consent

The Babylon Articles prohibit the passing of a resolution of the shareholders in writing, save that where the holder(s) of Class B Ordinary Shares hold at least a simple majority of the total voting rights held by the shareholders of Babylon, a resolution in writing (be that an ordinary or special resolution, but excluding a resolution removing an auditor) which is signed by shareholders who would be entitled to receive notice of and attend and vote at a general meeting at which such resolution would be proposed and which represent such number of the voting rights as would be required to pass the resolutions on a poll taken at the meeting of those shareholders, shall be valid and effectual.

Board of Directors

Election of Directors

Under the Babylon Articles, our board of directors shall not, unless otherwise determined by an ordinary resolution of the company, be less than three but is not subject to a maximum number. Shareholders are only able to appoint a person as a director at a shareholder meeting if either (i) the relevant person has been recommended by our board of directors or is a serving director who is retiring at that shareholder meeting; or (ii) if a shareholder (other than the person proposed as a director) who is entitled to attend and vote at that shareholder meeting has submitted written notice to us of their intention to nominate the relevant person no less than 90 and no more than 120 full days prior to the date of that shareholder meeting, along with a notice from the relevant person confirming their willingness to be appointed. In addition, the board of directors itself may appoint any person who is willing to act to be a director, subject to maximum director limitations.

Removal of Directors

Under the Babylon Articles, each director of the board of directors who holds such office on the date that is seven days before the notice of our annual general meeting shall retire from office and shall be subject to re-election at each annual general meeting.

Babylon may also remove a director, notwithstanding the above or in any agreement between a relevant director and Babylon, by an ordinary resolution of shareholders.

Director’s Conflict of Interest

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company, or one of its subsidiaries, which to a material extent conflicts or may conflict with the interests of the company and of which the director is aware. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit or gain realized. A director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning that director’s own appointment or termination, and may not vote (or be counted in the quorum at a meeting) in respect of any resolution relating to a transaction or arrangement of the company in which that director has an interests which may reasonably be regarded as likely to give rise to a conflict of interest, subject only to certain exceptions (including that the resolution concerns a transaction or arrangement in which the director is interested by virtue of an interest in shares, debentures or other securities of the company or otherwise in or through the company).

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director’s interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court will not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.
Transfer of Shares

Under the Babylon Articles, a member is permitted to transfer all or any of their shares in any manner which is permitted by Jersey Companies Law, subject to certain restrictions in respect of lock-up provisions.

Dividends and Liquidation Rights

Subject to Babylon agreeing with any member that all or any part of the Class A Ordinary Shares or Class B Ordinary Shares held by such member (from time-to-time) shall be subject to provisions set out in a separate agreement, the holders of such Class A Ordinary Shares or Class B Ordinary Shares are entitled to receive dividends in proportion to the number of Class A Ordinary Shares or Class B Ordinary Shares held by them. Holders of Class A Ordinary Shares or Class B Ordinary Shares are entitled, in proportion to the number of ordinary shares held by them, to participate in a return of assets upon a liquidation/winding-up. Holders of deferred shares are not entitled to receive any dividend or distribution declared, nor are they entitled to share in any surplus on a winding up of Babylon.

Variation of Rights

The rights attached to any class of Babylon Shares may only be varied with the consent in writing of the holders of at least three quarters in nominal value of the issued shares of the relevant class, or with the authority of a special resolution passed at a separate meeting of the holders of those shares.

The consent in writing of the holders of more than half of the issued Class B Ordinary Shares is required for any amendment to the powers, preferences or other rights attached to the Class A Ordinary Shares; any dividend or other distribution to the Class A Ordinary Shares which is not made pro rata to the Class B Ordinary Shares; or any proposal to treat the Class A Ordinary Shares differently from the Class B Ordinary Shares with respect to any consolidation, subdivision, recapitalization or similar, with respect to any consideration in to which the shares are converted or any consideration paid or otherwise distributed to our shareholders upon a change of control following a listing, in each case where such action would be reasonably likely to adversely affect the rights attaching to the Class B Ordinary Shares.

The consent in writing of the holders of more than half of the issued Class A Ordinary Shares is required for any amendment to the powers, preferences or other rights attached to the Class B Ordinary Shares; any dividend or other distribution to the Class B Ordinary Shares which is not made pro rata to the Class A Ordinary Shares; or any proposal to treat the Class B Ordinary Shares differently from the Class A Ordinary Shares with respect to any consolidation, subdivision, recapitalization or similar, with respect to any consideration in to which the shares are converted or any consideration paid or otherwise distributed to our shareholders upon a change of control following a listing, in each case where such action would be reasonably likely to adversely affect the rights attaching to the Class A Ordinary Shares.

Options

The board of directors is able to exercise the powers of Babylon in order to, amongst other actions, establish, maintain, adopt and enable participation in any profit sharing or incentive scheme including shares, share options or cash or similar schemes for the benefit of any director or employee of Babylon. In addition, the board of directors has broad rights (subject to Jersey Companies Law, the Babylon Articles and any resolution of Babylon) to generally grant options over any unissued shares in Babylon on such terms as the board of directors may decide.

Calls on Shares

The board of directors may make calls on members in respect of any moneys unpaid on their shares (whether as to nominal amount or premium) and each member shall, subject to receiving at least 14 clear days’

notice specific when and where such payment is to be made) pay to the company as required the amount called. The board of directors is able to revoke or postpone such call as they may decide.

Limitations on Share Ownership

The Babylon Articles do not contain any provisions that limit the rights to own securities in the company from a non-resident/foreign holder perspective.

Anti-Takeover Effects of Certain Provisions of the Babylon Articles

General
The Babylon Articles contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are designed to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also intended to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeovers of our company that our shareholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our Class A Ordinary Shares or Class B Ordinary Shares and also may limit the price that investors are willing to pay in the future for our Class A Ordinary Shares or Class B Ordinary Shares. These provisions may also have the effect of preventing changes in our management. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. A description of these provisions is set forth below.

Dual Class

As described above in “—Voting Rights,” the Babylon Articles provide for a dual class share capital structure, as a result of which holders of Class B Ordinary Shares are entitled to fifteen (15) votes per share, while holders of Class A Ordinary Shares are entitled to one (1) vote per share. This provides holders of Class B Ordinary Shares with significant influence over matters requiring shareholder approval, including the election and removal of directors and significant corporate transactions, such as a merger or other sale of Babylon or its assets.

Advance Notice Procedure

The Babylon Articles provide that a shareholder of Babylon may propose the nomination of a candidate to be elected as a director at a general meeting. Such shareholder must, among other things, provide notice thereof in writing to Babylon not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the meeting.
The notice must contain, among other things, the particulars which would, if the person were so elected to the position of director, be required to be included in Babylon’s register of directors and a notice executed by the person of the person’s willingness to be elected.

Exclusive Forum Provision

The Babylon Articles provide that, unless Babylon consents in writing to the selection of an alternative forum, the Courts of Jersey shall (to the fullest extent permitted by law) be the sole and exclusive forum for derivative shareholder actions, actions for breach of fiduciary duty by Babylon directors and officers, actions arising out of Jersey Companies Law or actions arising out of or in connection with the Babylon Articles (pursuant to any provisions of Jersey law) or otherwise relating to the constitution or conduct of the company itself (other than any such action of the company that may arise out of a breach of any federal law of the United States or the laws of any U.S. state). The exclusive forum provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court and would not prevent a U.S. court from asserting jurisdiction over such claims. In addition, unless the company consents in writing to the selection of an alternative forum, U.S. federal district courts shall be the sole and exclusive form for any resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”).

General Other Jersey, Channel Islands Law Considerations

Dividends and other distributions

We may not pay any dividend (whether in cash or assets) unless our directors who are to authorize the dividend have made a statutory solvency statement that, immediately following the date on which the payment is proposed to be made, we are able to discharge its liabilities as they fall due and, having regard to certain prescribed factors including the directors’ intentions regarding the management of Babylon, Babylon is able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the payment is proposed to be made (or until Babylon is dissolved on a solvent basis, if earlier).

Dividends may not be debited to the company’s nominal capital account or any capital redemption reserve, but may be debited to a share premium account. Jersey law does not require that a company has positive profit and loss, retained earnings or similar in order for a dividend to be lawfully paid.

The foregoing also applies to certain types of other distributions made by a Jersey company.

Purchase of Own Shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors who are to authorize the buyback or redemption have made a statutory solvency statement that, immediately following the date on which the buyback or redemption is proposed to be made, the company is able to discharge its liabilities as they fall due and, having regard to certain prescribed factors including the directors’ intentions regarding the management of the company, the company is able to continue to carry on business and discharge its liabilities as they fall due for the 12 months immediately following the date on which the buyback or redemption is proposed to be made (or until the company is dissolved on a solvent basis, if earlier).

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify:

●the maximum number of shares to be purchased;
●the maximum and minimum prices which may be paid; and
●a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders, but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to vote the shares being purchased on such resolutions.

We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without cancelling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory Purchases and Acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire a class of all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of such outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares of such shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder’s shares or that the person purchase the holder’s shares on terms different to those under which the person made such offer.

Other than as described above and below under “—U.K. City Code on Takeovers and Mergers,” we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder’s prior purchase.

Compromises and Arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable), the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

Whether the capital of the company is to be treated as being divided into a single or multiple class(es) of shares is a matter to be determined by the court. The court may in its discretion treat a single class of shares as multiple classes, or multiple classes of shares as a single class, for the purposes of the shareholder approval referred to above taking into account all relevant circumstances, which may include circumstances other than the rights attaching to the shares themselves.

U.K. City Code on Takeovers and Mergers

The U.K. City Code on Takeovers and Mergers (the “Takeover Code”), applies, among other things, to an offer for a public company whose registered office is in the Channel Islands and whose securities are not admitted to trading on a regulated market or a multilateral trading facility in the United Kingdom or any stock exchange in the Channel Islands or the Isle of Man if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”), to have its place of central management and control in the United Kingdom or the Channel Islands or the Isle of Man (in each case, a “Code Company”). This is known as the “residency test.” Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom, the Channel Islands or the Isle of Man by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers for Code Companies. Under Rule 9 of the Takeover Code, if a person:

●acquires an interest in shares of a Code Company that, when taken together with shares in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of the Code Company; or
●who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Code, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested;
●the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer (or provide a cash alternative) for the Code Company’s outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

We are not subject to the Takeover Code, but may in the future become subject to the Takeover Code in the event of changes in the board of directors’ composition, changes to the Takeover Code or other relevant change of circumstances.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the grounds that the conduct of our affairs, including a proposed or actual act or omission by us, is “unfairly prejudicial” to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Jersey Regulatory Matters

The Jersey Financial Services Commission (“JFSC”), has given, and has not withdrawn, its consent under Articles 2 and 4 of the Control of Borrowing (Jersey) Order 1958 to the issue of securities in Babylon. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

It must be distinctly understood that, in giving these consents, neither the Jersey Registrar of Companies nor the JFSC takes any responsibility for the financial soundness of Babylon or for the correctness of any statements made, or opinions expressed, with regard to it.

It should be remembered that the price of securities and the income from them can go down as well as up. Nothing communicated to holders or potential holders of any of our Class A Ordinary Shares or Class B Ordinary Shares (or interests in them) by or on behalf of us is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.
Listing of Securities

Our Class A Ordinary Shares are listed on the New York Stock Exchange under the symbol “BBLN”.